UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        Commission File Number: 0-19998

                          NOTIFICATION OF LATE FILING

(Check one) [X] Form 10-K  _Form 20-F  _Form 11-K  _Form 10-Q _Form N-SAR

For the Period Ended: December 31, 1997

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-REGISTRANT INFORMATION

Full Name of Registrant: World Access, Inc.

Former Name if Applicable: Restor Industries, Inc.

Address of Principal Executive Office

(Street and Number):          945 E. Paces Ferry Road., Suite 2240
(City, State and Zip Code):   Atlanta, GA  30326

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |(a)  The reasons described in reasonable detail in Part  III  of  this form
    |     could not be eliminated without unreasonable effort or expense;
    |
    |(b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[x] |     filed on or before the fifteenth calendar day following the prescribed
    | due date; or the subject quarterly report of transition report on Form | 10-Q, or portion thereof will be filed on or before the fifth calendar
    |     day following the prescribed due date; and
    |
    |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Form 10K for December 31, 1997 could not be filed within the Commission's prescribed time period without unreasonable effort or expense due to the significant time and efforts required of management to complete the acquisition of Advanced TechCom, Inc. on January 29, 1998, the acquisition of a majority interest in NACT Telecommunications, Inc. ("NACT") on February 27, 1998, the negotiation and execution of a definitive merger agreement to acquire the remaining minority interest in NACT and negotiation related to the proposed acquisition of Cherry Communications, Inc.(d/b/a Resurgens Communications Group, Inc.), which is still in progress.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark A. Gergel              (404)            231-2025
(Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     X Yes    _ No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     X Yes  _ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


The Company's 1997 financial results were significantly improved over the comparable periods in 1996. Please refer to the Company's March 5, 1998 press release attached hereto that discusses the improvement in results and discloses selected financial data.

                     SUMMARY: WORLD ACCESS, INC. REPORTS RECORD FINANCIAL RESULTS FOR 1997

                     CONTACT: Steven A. Odom Chairman & CEO Hensley E. West President & COO Mark A. Gergel Executive VP & CFO
                                        (404) 231-2025


FOR IMMEDIATE RELEASE

Atlanta, Georgia - March 5, 1998 - WORLD ACCESS, INC. (NASDAQ: WAXS) announced today that its fourth quarter 1997 sales were $21,263,847, an approximately $6.6 million or 45% increase over the $14,624,673 in sales during the comparable 1996 period. For the three months ended December 31, 1997, the Company realized pre-tax income of $4,272,562, an approximately $1.5 million or 53% increase over the fourth quarter 1996 pre-tax income of $2,794,173. Net income for the fourth quarters of 1997 and 1996 was $.14 and $.15 per share, respectively, on a diluted basis, as weighted average shares outstanding increased in 1997 by approximately 2.5 million shares or 15% and income tax expense was recorded at full rates during the 1997 quarter as compared to approximately 10% in 1996.

In mid-February, the Company announced that it had signed a letter of intent to acquire Cherry Communications Incorporated (d/b/a Resurgens Communications Group). As a result, approximately $9.4 million in sales and $3.6 million in pre-tax profits related to shipments of switching equipment to Resurgens in December was not recognized in the Company's fourth quarter 1997 financial results. If the Resurgens sales had been recognized, fourth quarter sales, pre-tax income, net income and net income per diluted share would have been approximately $30.7 million, $7.9 million, 5.0 million and $.26, respectively.

Total sales for 1997 were $92,984,482, an approximately $42.0 million or 82% increase over the $51,000,202 in total sales for 1996. Pre-tax income for 1997 was $20,670,103, an approximately $13.2 million or 175% increase over 1996 pre-tax income of $7,523,611. Net income for 1997 was $.70 per diluted share versus $.46 in 1996, despite the recording of income tax expense at full rates in 1997 and a 4.2 million or 29% increase in weighted average shares outstanding.

Steven A. Odom, Chairman and Chief Executive Officer, said "We are extremely pleased to report record sales and net income for World Access during 1997. Of the $42.0 million increase in total sales, approximately $28.2 million was contributed by the Company's two business acquisitions this year, Cellular Infrastructure Supply, Inc. ("CIS") and Galaxy Personal Communications Services, Inc. ("Galaxy"). CIS is a provider of equipment and related installation and technical support services to cellular, PCS and other wireless telecommunications service companies. Galaxy is a group of approximately 40 RF engineers that provides system design, implementation, optimization and other value-added radio engineering and consulting services to the same end-user customer base."

"The remaining $13.8 million in incremental sales was a result of new World Access proprietary product sales and continued growth within the Company's remanufactured equipment and service businesses. During the second half of 1997, the Company sold approximately $6.5 million of its two new international products, the Compact Digital Exchange(TM) switch ("CDX") and Wireless Local Loop-2000(TM) system. Based on the strength of several new contracts, we expect the sales of these new products to continue to increase during 1998."

"As a result of increased product sales, the first volume shipments of new international products, the CIS and Galaxy acquisitions and improved efficiencies in the Company's operations, the Company's overall gross profit margins increased from 29.4% in 1996 to 34.6% in 1997. The gross profit margin realized on product sales only in 1997 was 38.6%. The Company expects that product sales, which represented approximately 77% of total sales during the year, will comprise a larger percentage of total sales over the next 12 to 18 months as newly acquired, licensed and/or internally developed products are successfully introduced to World Access customers. For this reason, as well as general economies of scale associated with forecasted sales growth and improved utilization of the Company's manufacturing facility, further improvements in gross profit margins are expected for the Company's core equipment business during this time frame."

Mr. Odom added, "In addition to the continued growth in the Company's sales and profits and the first significant shipments of new proprietary products, we were also very successful during 1997 in substantially upgrading World Access' service infrastructure and significantly strengthening the Company's balance sheet. Both of these are key ingredients to the successful implementation of the Company's long-term strategic plans."

"The acquisition of Galaxy was in line with the Company's strategy to offer its customers "turnkey" telecommunications network solutions for emerging telecommunications markets. The management of Galaxy consists of individuals with extensive backgrounds in wireless network design and management. This background and experience, supported by a group of experienced RF engineers, will now be available to World Access customers as they build new and/or upgrade existing telecommunications networks throughout the world. In addition to the infrastructure benefits, Galaxy has established a solid track record of sales growth and profitability. This is best evidenced by the increase in gross profit margins for the Company's service revenues, i.e. 21.2% in 1997 versus 12.5% in the previous year."

"In October 1997, the Company received $111.0 million in net cash proceeds from the sale of $115.0 million in aggregate principal amount of convertible subordinated notes under Rule 144A of the Securities Act of 1933. The notes bear interest at the rate of 4.5% per annum, are convertible into common stock of the Company at an initial price of approximately $37.03 per share and will be due on October 1, 2002. The Company may not call the notes prior to October 1, 2000. This transaction brought the Company's cash balances to in excess of $118 million at year-end."

"With the first quarter 1998 acquisitions of a majority interest in NACT Telecommunications, Inc., a provider of advanced telecommunications switching platforms with integrated applications software, and Advanced TechCom, Inc., a manufacturer of digital microwave radio systems for short and long haul applications, World Access continues to broaden its offering of switching, transport and access products. We believe the Company is now extremely well positioned financially and operationally to engineer, install and support "turnkey" telecommunications networks and pursue the significant growth opportunities we feel are present in today's worldwide telecommunications markets."

World Access, Inc. develops, manufactures and markets wireline and wireless switching, transport and access products for the global telecommunications markets. The Company's products allow telecommunications service providers to build and upgrade their central office and outside plant networks in order to provide a wide array of voice, data and video services to their business and residential customers. The Company offers digital switches, billing and network telemanagement systems, cellular base stations, fixed wireless local loop systems, intelligent multiplexers, microwave and millimeterwave radio systems and other wireless communications products. To support and complement its product sales, the Company also provides its customers with a broad range of design, engineering, manufacturing, testing, installation, repair and other value-added services.

                                 (TABLES FOLLOW)

Except for any historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties which are described in the Company's SEC reports, including the Company's Annual Report on Form 10-K for the year ended December 31, 1996, the Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 1997, June 30, 1997 and September 30, 1997 and the Company's Registration Statement on Form S-3 (No. 333-43497).

                                       ###


World Access, Inc. and Subsidiaries
Consolidated Balance Sheets

                                                   December 31,
                                         -------------------------------
                                             1997              1996
                                         -------------     -------------
ASSETS
Current Assets
  Cash and equivalents                   $ 118,065,045     $  22,480,082
  Accounts receivable                       20,263,971         9,651,884
  Inventories                               22,426,918        10,657,412
  Other current assets                      10,923,723         3,533,615
                                         -------------     -------------
    Total Current Assets                   171,679,657        46,322,993
Property and equipment                       5,704,585         2,657,661
Investment in affiliate                      5,002,000            ---
Goodwill                                    31,660,201         9,526,140
Other assets                                11,236,298         2,229,172
                                         -------------     -------------
    Total  Assets                        $ 225,282,741     $  60,735,966
                                         =============     =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short-term debt                        $      81,739     $      ---
  Accounts payable                           9,339,588         3,756,722
  Accrued payroll and benefits               2,589,461         1,605,840
  Purchase price payable                     3,700,000            ---
  Other accrued liabilities                  2,219,237         2,999,187
                                         -------------     -------------
    Total Current Liabilities               17,930,025         8,361,749
Other liabilities                              333,802            ---
Long-term debt                             115,263,984            ---
                                         -------------     -------------
    Total Liabilities                      133,527,811         8,361,749
                                         -------------     -------------
Stockholders' Equity
  Common stock, $.01 par value,
    40,000,000 shares authorized,
    19,306,235 and 16,328,513 issued and
    outstanding at December 31, 1997
    and 1996, respectively                     193,062           163,285
  Capital in excess of par value            84,162,478        58,517,279
  Note receivable from affiliate                ---             (571,634)
  Retained earnings (deficit)                7,399,390        (5,734,713)
                                         -------------     -------------
    Total Stockholders' Equity              91,754,930        52,374,217
                                         -------------     -------------
    Total Liabilities and
      Stockholders' Equity               $ 225,282,741     $  60,735,966
                                         =============     =============





The accompanying notes are an integral part of these consolidated financial statements.





World Access, Inc. and Subsidiaries
Consolidated Statements of Operations


                                               Year Ended December 31,
                                  ----------------------------------------------
                                       1997             1996             1995
                                  ------------     ------------     ------------
Sales of products                 $ 71,391,688     $ 34,411,079     $ 17,383,904
Service revenues                    21,592,794       16,589,123       12,754,585
                                  ------------     ------------     ------------
    Total Sales                     92,984,482       51,000,202       30,138,489

Cost of products sold               43,827,123       21,485,696       12,657,218
Cost of services                    17,017,674       14,519,917       11,118,411
                                  ------------     ------------     ------------
    Total Cost of Sales             60,844,797       36,005,613       23,775,629
                                  ------------     ------------     ------------
    Gross Profit                    32,139,685       14,994,589        6,362,860

Engineering and development          1,861,734          891,959          577,299
Selling, general
  and administrative                 8,999,931        6,210,324        3,124,559
Amortization of goodwill             1,755,798          533,919          157,394
Special charges                         ---              ---             980,000
                                  ------------     ------------     ------------
    Operating Income                19,522,222        7,358,387        1,523,608

Interest and other income            2,503,318          484,211          142,632
Interest expense                    (1,355,437)        (318,987)        (493,797)
                                  ------------     ------------     ------------
    Income Before Income Taxes      20,670,103        7,523,611        1,172,443

Income taxes                         7,536,000          745,069           ---
                                  ------------     ------------     ------------
    Net Income                    $ 13,134,103     $  6,778,542     $  1,172,443
                                  ============     ============     ============

Net Income Per Common Share:

    Basic                         $        .76     $        .52     $        .15
                                  ============     ============     ============
    Diluted                       $        .70     $        .46     $        .12
                                  ============     ============     ============

Weighted Average Shares Outstanding:

    Basic                           17,242,405       13,044,432        7,858,954
                                  ============     ============     ============
    Diluted                         18,707,781       14,529,994        9,083,260
                                  ============     ============     ============



The accompanying notes are an integral part of these consolidated financial statements.


World Access, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 1998             By: /s/ Mark A. Gergel
                                    -------------------------
                                     Mark A. Gergel
                                     Executive Vice President and
                                     Chief Financial Officer